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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                                  June 20, 2001

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                                   JACADA LTD.

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                 (Translation of registrant's name into English)


                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel

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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]
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                                EXPLANATORY NOTE

Attached is:

1.   Press Release, released publicly on June 18, 2001.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JACADA LTD.



                                       By: /s/ Robert C. Aldworth
                                           ------------------------------------
                                           Robert C. Aldworth
                                           Chief Financial Officer


Dated: June 20, 2001
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FOR IMMEDIATE RELEASE


                   JACADA LISTS ON THE TEL AVIV STOCK EXCHANGE

         ATLANTA AND HERZLIYA, ISRAEL (JUNE 18, 2001) - Jacada Ltd. (NASDAQ:
JCDA) today announced that it has listed its shares for trading on the Tel Aviv Stock Exchange (TASE) and shares began trading today. Jacada decided to seek a dual listing to take advantage of changes in Israeli law that simplify the listing process for companies which are also traded on Nasdaq, the American Stock Exchange or the New York Stock Exchange. The law enables companies to list easily with minimal incremental costs.

         The dual listing will provide access to Israeli and international investors who currently do not or cannot trade U.S. shares because of various restrictions, high costs, time differences or technical difficulties. The advantages of a dual listing include a near-continuous trading day and low-cost order execution on the Tel Aviv Continuous Trading (TACT) system.

         To sign up for the Jacada E-mail Alert Service, which delivers immediate investor news, please visit "Investors" at http://www.jacada.com, then click on "E-mail Alerts."

         ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and US Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause actual results to differ materially from those contained in any forward-looking statements. For a more complete discussion of risk factors, please see the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 filed on October 14, 1999 and its Annual Report on Form 20-F for the year ended December 31, 2000.

Contact:
Ann Conrad, Corporate Communications
Jacada Ltd.
+1 (770) 352-1300
aconrad@jacada.com
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         or
Philip Bourdillon, Investor Relations
Silverman Heller Associates
+1 (310) 208-2550
bourdillon@sha-ir.com
or
Tal Sofer
+972 - 3 - 6439106
+972 - 51- 828690
talsofer@zahav.net.il